

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

May 26, 2009

Via U.S. Mail
Brent M. Cook
Chief Executive Officer
Raser Technologies, Inc.
5152 North Edgewood Drive, Suite 200
Provo, UT 84604

> **Re: Raser Technologies, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **File No. 001-32661**

Dear Mr. Cook:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin Vaughn
Accounting Branch Chief